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June 21, 2019

The Prudential Investment Portfolios, Inc.

Prudential Investment Portfolios 9

655 Broad Street

Newark, New Jersey 07102

Ladies and Gentlemen:

The Prudential Investment Portfolios, Inc., a Maryland corporation (" PIP Inc."), on behalf of its segregated portfolio of assets (" series") PGIM Growth Allocation Fund (" Target Fund"), and Prudential Investment Portfolios 9, a Delaware statutory trust (" PIP 9"), on behalf of its series PGIM QMA Large-Cap Core Equity Fund (" Acquiring Fund"), have requested our opinion as to certain federal income tax consequences of the Acquiring Fund's proposed acquisition of the Target Fund pursuant to the Plan of Reorganization dated May 7, 2019 (the " Plan"). The Plan contemplates the Acquiring Fund's acquisition of all the assets of t he Target Fund (" Assets") in exchange solely for shares in the Acquiring Fund (" Acquiring Fund Shares") and the Acquiring Fund's assumption of all liabi lities of the Target Fund (" Assumed Liabilities"), followed by the Target Fund's distribution of t hose Acquiring Fund Shares pro rata to its shareholders in liquidation thereof (all the foregoing transactions being referred to herein collectively as the " Reorganization"). This opinion is being delivered pursuant to Section 8(h) of the Plan.

We have reviewed such documents and materials as we have considered necessary for the purpose of rendering this opinion. In rendering this opinion, we have assumed that such documents as yet unexecuted will, when executed, conform in all material respects to the proposed forms of such documents that we have examined. In addition, we have assumed the genuineness of all signatures, the capacity of each party executing a document to so execute that document, the authenticity of all documents submitted to us as originals and the conformity to original documents of all documents submitted to us as certified or photostatic copies.

We have made inquiry as to the underlying facts that we considered to be relevant to the conclusions set forth in this letter. The opinions expressed in this letter are based upon certain factual statements relating to the Acquiring Fund and Target Fund set forth in the Combined Prospectus/Proxy Statement filed as part of PIP 9's registration statement on Form N-14 (the " Registration Statement")

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The Prudential Investment Portfolios, Inc.

Prudential Investment Portfolios 9

June 21, 2019

and representations made in letters from PIP Inc. on behalf of the Target Fund and PIP 9 on behalf of the Acquiring Fund addressed to us for our use in rendering this opinion (the " Tax Representation Letters"). We have no reason to believe that these represe ntations and facts are not valid, but we have not attempted to verify independently any of these representations and facts, and this opinion is based upon the assumption that each of them is accurate.

The conclusions expressed herein are based upon the Internal Revenue Code of 1986, as amended (the " Code"), Treasury Regulations issued thereunder, publish ed rulings and procedures of the Internal Revenue Service and judicial decisions, all as in effect on the date of this letter.

Based upon the foregoing, we are of the opinion with respect to the Reorganization that for U.S. federal income tax purposes:

1.The transfer to the Acquiring Fund of all the Assets solely in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of the Assumed Liabilities followed by the distribution by the Target Fund of Acquiring Fund Shares to the Target Fund shareholders in complete liquidation of the Target Fund, all pursuant to the Plan, will constitute a "reorganization" within the meaning of section 368(a) of the Code, and the Acquiring Fund and the Target Fund will each be a "party to a reorganization" within the meaning of s ection 368(b) of the Code;

2.Under section 1032 of the Code, no gain or loss will be recognized by the Acquiring Fund upon the receipt of all of the Assets solely in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of the Assumed Liabilities;

3.Under sections 361 and 357(a) of the Code, no gain or loss will be recognized by the Target Fund upon the transfer of the Assets to the Acquiring Fund solely in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of the Assumed Liabilities or upon the distribution of Acquiring Fund Shares to the Target Fund shareholders in exchange for such shareholders' shares of the Target Fund in liquidat ion of the Target Fund;

4.Under section 354(a)(1) of the Code, no gain or loss will be recognized by the Target Fund shareholders upon the exchange of their Target Fund shares solely for Acquiring Fund Shares in the Reorganization;

5.Under section 358 of the Code, the aggregate basis of Acquiring Fund Shares received by each Target Fund shareholder pursuant to the Reorganization will be the same as the aggregate basis of the Target Fund shares exchanged therefor by such a shareholder;

6.Under section 1223(1) of the Code, the holding period of Acquiring Fund Shares to be received by each Target Fund shareholder pursuant to the Reorganization will include the holding period of the Target Fund shares exchanged therefor, provided that such Target Fund shareholder held the Target Fund shares as capital assets at the time of the Reorganization;

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7. Under section 362(b) of the Code, the basis of each Asset transferred to the Acquiring Fund in the Reorganization will be the same in the hands of the Acquiring Fund as the basis of such Asset in the hands of the Target Fund immediately prior to the transfer, increased by the amount of gain or decreased by the amount of loss, if any, recognized by the Target Fund upon the transfer; and

8. Under section 1223(2) of the Code, the holding period of each of the Assets in the hands of the Acquiring Fund will include the holding period of each such Asset when held by the Target Fund (except to the extent that the investment activities of the Acquiring Fund reduce or eliminate such holding period).

Notwithstanding the foregoing, this opinion does not address the tax consequences of the Reorganization to contracts or securities on which gain or loss is recognized upon the close of the taxable year or upon the transfer of an asset regardless of whether such transfer would otherwise be a non-recognition transaction under the Code.

Our opinion is based upon the accuracy of the certifications, representations and warranties and satisfaction of the covenants and obligations contained in the Plan, the Tax Representation Letters and in the various other documents related thereto. Our opinion may not be relied upon if any of such certifications, representations or warranties are not accurate to any material extent or if any of such covenants or obligations are not satisfied in all material respects. We hereby consent to the filing of this opinion with the Registration Statement and to the reference to us in the Combined Prospectus/Proxy Statement included as part of the Registration Statement.

Sincerely yours,

Willkie Farr & Gallagher LLP

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